Filed by: Tallgrass Energy GP, LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tallgrass Energy Partners, LP

Commission File Number: 001-35917

TEGP to Acquire TEP
March 26, 2018

Additional Information and Cautionary Statements Additional Information and Where to Find it In connection with the transactions referred to in this material, Tallgrass Energy GP, LP (“TEGP”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus for the unitholders of Tallgrass Energy Partners, LP (“TEP”). After the registration statement is declared effective, TEP will mail a definitive proxy statement/prospectus to its unitholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that TEGP or TEP may file with the SEC and send to TEGP’s and/or TEP’s shareholders or unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF TEGP AND TEP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by TEGP or TEP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and TEP will be available free of charge on TEGP’s and TEP’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and TEP’s Investor Relations Department at 913-928-6012. Participants in the Solicitation TEGP and TEP and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of TEP may be found in its 2017 Form 10-K filed with the SEC on February 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Cautionary Note Concerning Forward-Looking Statements Disclosures in this presentation contain forward-looking statements. All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this presentation specifically include the expected consideration to be received in connection with the closing of the merger transaction, that the merger transaction between TEGP and TEP will be consummated before the end of the second quarter of 2018 or at all, that the proposed transaction will be accretive, that upon closing the combined entity will not pay cash federal income taxes for a period currently estimated to be at least 10 years, whether the elimination of TEP’s incentive distribution rights will reduce cost of capital or enhance accretion from growth projects and M&A transactions, whether the structure resulting from the merger will streamline governance, reduce complexity for investors or align interest for all equity holders, whether being taxed as a corporation will be more appealing to a wider set of investors and the Tallgrass Energy 2018 Guidance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of TEGP and TEP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by TEGP and TEP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made and TEGP and TEP does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. 2

Non-GAAP Measures Tallgrass Energy Adjusted EBITDA includes the Adjusted EBITDA for the assets owned by TEP as of December 31, 2017, the additional 2 percent of Tallgrass Pony Express Pipeline, LLC (acquired by TEP effective Feb. 1) and the distributions attributable to the additional 25.01 percent membership interest in Rockies Express Pipeline LLC (acquired by Tallgrass Equity on Feb. 7). Tallgrass Energy Adjusted EBITDA does not include our estimate of approximately $15 - $25 million of shipper deficiency payments that would be included in distributable cash flow. Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is a non-GAAP supplemental financial measure that Tallgrass Energy management and external users of our consolidated financial statements and financial statements of our subsidiaries and unconsolidated investments, such as industry analysts, investors, lenders and rating agencies, may use to assess:ï,— Our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;ï,— The ability of our assets to generate sufficient cash flow to make distributions and dividends to our equity holders;ï,— Our ability to incur and service debt and fund capital expenditures; andï,— The viability of acquisitions and other capital expenditure projects and the returns on investment of various expansion and growth opportunities. We believe that the presentation of Adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP, nor should Adjusted EBITDA be considered an alternative to available cash, operating surplus, distributions of available cash from operating surplus or other definitions in our partnership agreement. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash provided by operating activities. Additionally, because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. We generally define Adjusted EBITDA as net income excluding the impact of interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments, non-cash long-term compensation expense, impairment losses, gains or losses on asset or business disposals or acquisitions, gains or losses on the repurchase, redemption or early retirement of debt, and earnings from unconsolidated investments, but including the impact of distributions from unconsolidated investments.    Tallgrass Energy is unable to project net cash provided by operating activities or net income attributable to partners to provide the related reconciliation of projected Adjusted EBITDA to the most comparable financial measures calculated in accordance with GAAP, because the impact of changes in operating assets and liabilities and the volume and timing of deficiency payments received and utilized from our customers are out of our control and cannot be reasonably predicted. Tallgrass Energy provides a range for the forecasts of Adjusted EBITDA to allow for the variability in the timing of cash receipts and disbursements, customer utilization of our assets, and maintenance capital spending and the impact on the related reconciling items, many of which interplay with each other. The timing of maintenance capital expenditures is volatile as it depends on weather, regulatory approvals, contractor availability, system performance and various other items. Therefore, the reconciliation of projected Adjusted EBITDA to projected net cash provided by operating activities and net income attributable to partners is not available without unreasonable effort.    3

Tallgrass Energy Transaction Overview

TEGP to acquire all publicly owned TEP units in a mutually beneficial merger transaction

Key Deal Terms	• **<u>TEP public unitholders[(1)] will receive 2.0 TEGP Class A shares per TEP common unit</u>** • Represents a 10% premium to TEP based on each security's historical 30-trading day volume weighted average exchange ratio prior to Tallgrass Energy's Feb. 7 acquisition and restructuring announcements • All equity transaction – no financing requirements • TEGP will change its name to Tallgrass Energy, LP ("Tallgrass Energy") and will trade on the NYSE as "TGE" • Transaction unanimously approved by the general partner Boards of Directors of both TEGP and TEP and by the Conflicts Committee of TEP

Structure Benefits	• **<u>Eliminates Incentive Distribution Rights ("IDRs")</u>**
	  ▪ Reduces TGE's equity cost of capital
	  ▪ Enhances accretion from growth projects and M&A transactions
	• Single public entity streamlines governance, reduces complexity for investors, and further aligns interest for all Tallgrass Energy equity holders
	• TGE will be taxed as a C-Corp, providing increased equity market depth

Debt	• No change of control triggered in TEP's Revolving Credit Facility or Senior Notes, or in Tallgrass Equity's Revolving Credit Facility • All debt instruments are expected to remain in place immediately after closing
Taxes	• Taxable transaction to TEP public unitholders[(2)] • No cash federal income taxes expected at TGE for a period currently estimated to be at least 10 years

(1) Excludes ~25.6mm units owned by Tallgrass Equity, LLC
(2) Taxes paid will vary depending on individual common unitholder attributes

TALLGRASS ENERGY

4

2018 Financial Guidance and Q1 Distributions Q1 2018 ï,— TEGP: $0.4875 dividend / share Distributions / ï,— TEP: $0.9750 distribution / unit Dividends â–ª Exactly 2.0x the TEGP dividend. Demonstrates no distribution cut to TEP ï,— Assuming the transaction closes before the Q2 record date, current TEP Q2 2018 unitholders would receive a full Q2 dividend from TGE in accordance with TGE’s Dividends (1) partnership agreement Tallgrass Energy 2018 Financial Guidance(2) 2018 Adjusted EBITDA(3) $755 – $835 million Maintenance Capital $20 – $30 million Coverage Ratio(4) >1.20x Current TEP Unitholder 2018 ~5-8% Distribution Growth(5) Current TEGP Shareholder 2018 ~38-42% Dividend Growth (1) TEGP will change its ticker to TGE upon completion of the merger transaction. (2) Assumes transaction closes on June 30, 2018. (3) See slide 3 for a description of Tallgrass Energy’s non-GAAP measures. (4) 2018 coverage ratio is calculated assuming a consolidated Tallgrass Energy structure for the entire FY2018. (5) Based on TEP Q4 2017 distribution per unit of $0.965 and the Q4 2018 distribution per share implied by the guided TEGP growth rate range 5 for 2018, multiplied by the exchange ratio    5

Updated Tallgrass Corporate Structure



Current
Pro Forma for Transaction
TEGP Public Investors
Management, EMG, Kelso, and Minority Investors
~58.1mm Class A Shares (~31% interest)
~126.7mm Class B Shares (~69% non-economic interest)
Tallgrass Energy GP, LP (NYSE: TEGP)
~126.7mm units (~69% economic interest)
~58.1mm units (~31% economic interest)
Tallgrass Equity LLC ("Tallgrass Equity")
25.01% interest
REX
~25.6mm LP Units (~35% LP interest), ~1.1% GP interest, IDRs
TEP Public Investors
~47.6mm LP Units (~65% LP interest)
Tallgrass Energy Partners, LP (NYSE: TEP)
Operating Subsidiaries
TGE Public Investors
Management, EMG, Kelso, and Minority Investors
~153.2mm Class A Shares (~55% interest)(1)
~126.7mm Class B Shares (~45% non-economic interest)
Tallgrass Energy, LP (NYSE: TGE)
~126.7mm units (~45% economic interest)
~153.2mm units (~55% economic interest)
Tallgrass Equity LLC ("Tallgrass Equity")
100% interest
Tallgrass Energy Partners, LP
Operating Subsidiaries (Including 75% of REX)

(1) Current TEGP shareholders will own 58.1mm shares (~21% interest). Current TEP unitholders will own ~95.2mm shares (~34% interest).

TALLGRASS ENERGY

6

Summary Transaction Timeline ï,— Initial Form S-4 filing expected in coming daysï,— Expect TEP unitholder meeting in Q2 2018ï,— No TEGP shareholder approval is required ï,— Expect closing in Q2 2018, subject to customary closing conditions 7 Sum